

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 07-10

October 6, 2006

<u>Via Facsimile (917) 777-2681 and U.S. Mail</u>

Lou Kling, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York, 10036

RE: **Energy Partners, LTD**
       Schedule 14A
       Filed September 28, 2006 by ATS, Inc. and Woodside Petroleum LTD.
       Additional Soliciting Materials
       File No. 5-60717

Dear Mr. Kling:

        We have the following comments on the above-referenced filings.

Consent Solicitation

1.   We note various assertions that the election of your board nominees will
       "maximize value" to the stockholders throughout the document. Revise each
       reference to clearly disclose that no assurance can be given that the election of
       your nominees will maximize or otherwise enhance shareholder value.

2.   We note your statement that "ATS, WOODSIDE, WOODSIDE FINANCE
       LIMITED AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE
       OFFICERS AND OTHER PERSONS MAY BE DEEMED TO BE
       PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM
       STOCKHOLDERS OF THE COMPANY IN RESPECT OF THE SPECIAL
       MEETING." Please revise your clearly identify those parties that are participants,
       rather than those that "may be deemed participants."

3.   Characterize each statement or assertion of opinion or belief as such, and ensure
       that a reasonable basis for each opinion or belief exists. Also refrain from making
       any insupportable statements. Support for opinions or beliefs should be self-
       evident, disclosed in the proxy statement or provided to the staff on a
       supplemental basis, with a view toward disclosure, by submitting a Schedule 14A
       that has been annotated with support for each of the assertions made. We cite as

> an example, the statement that "The Offer is superior to the merger with Stone . . ."

4. We note that throughout the filing, you refer to materials contained in Energy Partner's documents. Please clarify throughout by using quotes or precise cross-references to indicate exactly what information is being drawn from the Energy Partners documents.

5. Provide a discussion of the ATS's anticipated recourse if the consent solicitation is unsuccessful. In addition, please explain the impact of sufficient consents being granted to remove the current directors but insufficient consents being granted to elect your nominees.

Proposal 2: Election of Nominees, page 11

6. Please provide five years of occupation or employment for each nominee. Ensure that any gaps in the last five years have been accounted for.

Other Information, page 25

7. We note your statement that ATS "takes no responsibility for the accuracy or completeness" of information obtained from the company's materials. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for the accuracy of the disclosure that appears in your document.

Form of Consent Card

8. Please revise the consent to place the instruction indicating how to withhold authority to vote for a nominee in boldface type as required by Rule 14a-4.

Closing Information

Please respond to these comments by filing a revised preliminary proxy statement and continue to comply with our comments when disseminating information in the future. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP". Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

Direct any questions to Lisa Beth Lentini at (202) 551-3334 or, in her absence, to the undersigned at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions